AM 3/12/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C. MAR 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 [redacted] Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

02019828

REPORT FOR THE PERIOD BEGINNING __01/01/01__ AND ENDING ___12/31/01______
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
IL Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2960 North Meridian Street
(No. and Street)

Indianapolis	**IN**	**46208**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. LaBonte **800-457-3557 ext. 6701**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400	**Des Moines**	**Iowa**	**50309**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

EC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Daniel J. LaBonte____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

____________________IL Securities, Inc.______________________________________, as of December 31, ______________, 20 01 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

STEPHEN V MICHAELS
Notary Public, State of Indiana
County of Marion
My Commission Expires Aug 20, 2007

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC RECEIVED
MAR 01 2002
352
WASH. D.C. SECTION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

IL Securities, Inc.
Years Ended December 31, 2001 and 2000

0202-0274734

IL Securities, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

Board of Directors
IL Securities, Inc.

We have audited the accompanying statements of financial condition of IL Securities, Inc. (an indirect wholly-owned subsidiary of AmerUs Group Co.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IL Securities, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 31, 2002

IL Securities, Inc.

Statements of Financial Condition

	December 31 2001	December 31 2000
Assets		
Cash and cash equivalents	**$ 614,374**	$ 268,297
Amounts due from IL Group and affiliates	**124,387**	268,642
Other assets	**2,929**	2,784
Total assets	**$ 741,690**	$ 539,723
Liabilities and stockholder's equity		
Liabilities:		
Amounts due to ILICO	**$ 371,470**	$ 159,695
General expenses due or accrued	**17,749**	62,300
Total liabilities	**389,219**	221,995
Stockholder's equity:		
Common stock, no par value:		
Authorized, issued, and outstanding – 100 shares	**5,000**	5,000
Additional paid-in capital	**4,025,000**	2,675,000
Retained earnings deficit	**(3,677,529)**	(2,362,272)
Total stockholder's equity	**352,471**	317,728
Total liabilities and stockholder's equity	**$ 741,690**	$ 539,723

See accompanying notes.

IL Securities, Inc.

Statements of Operations

	Year Ended December 31	
	2001	**2000**
Revenues		
Concessions revenue	**$ 1,106,837**	$1,485,906
Interest income	**11,472**	14,190
	1,118,309	1,500,096
Expenses		
Salaries and benefits	**1,060,343**	1,093,253
Travel	**283,692**	279,711
Advertising	**114,892**	70,484
Other general and administrative	**1,088,587**	878,257
	2,547,514	2,321,705
Loss before federal income tax benefit	**(1,429,205)**	(821,609)
Federal income tax benefit	**113,948**	245,733
Net loss	**$(1,315,257)**	$ (575,876)

See accompanying notes.

IL Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings Deficit	Total Stockholder's Equity
Balance at January 1, 2000	$5,000	$2,225,000	$(1,786,396)	$ 443,604
Net loss	–	–	(575,876)	(575,876)
Capital contribution	–	450,000	–	450,000
Balance at December 31, 2000	5,000	2,675,000	(2,362,272)	317,728
Net loss	–	–	**(1,315,257)**	**(1,315,257)**
Capital contribution	–	**1,350,000**	–	**1,350,000**
Balance at December 31, 2001	**$5,000**	**$4,025,000**	**$(3,677,529)**	**$ 352,471**

See accompanying notes.

IL Securities, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2001	**2000**
Operating activities		
Net loss	**$(1,315,257)**	$(575,876)
Adjustment to reconcile net loss to net cash used in operating activities:		
Amounts due from IL Group and affiliates	**144,255**	(189,428)
Other assets	**(145)**	2,377
Amounts due to parent	**211,775**	(71,221)
General expenses due or accrued	**(44,551)**	(45,284)
Net cash used in operating activities	**(1,003,923)**	(879,432)
Financing activities		
Capital contribution	**1,350,000**	450,000
Net increase (decrease) in cash	**346,077**	(429,432)
Cash and cash equivalents at beginning of year	**268,297**	697,729
Cash and cash equivalents at end of year	**$ 614,374**	$ 268,297

See accompanying notes.

IL Securities, Inc.

Notes to Financial Statements

December 31, 2001

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

On May 18, 2001, AmerUs Group Co. (AmerUs) completed the acquisition of Indianapolis Life Insurance Company (ILICO). ILICO owns all of the outstanding capital stock of The Indianapolis Life Group of Companies (IL Group), which owns IL Securities, Inc. (the Company). The purchase accounting effects of the acquisition of ILICO have not been reflected in the accompanying financial statements of the Company.

The Company's primary business is to serve as a wholesale broker/dealer of variable annuity insurance products of IL Annuity and Insurance Company, a subsidiary of IL Group and affiliate of the Company. On December 31, 2001, the Company ceased promoting the sale of new business. The Company is currently continuing to support the sale of new variable annuity purchases by new employees of client companies with qualified plans. To the extent that reduced operations continue to produce net operating losses, the Company will be dependent upon IL Group for additional capital. During the year ended 2001, IL Group contributed $1,350,000 to the Company. The Company is registered in the state of Indiana.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concessions Revenue

Revenue is recognized as earned.

Advertising

The Company expenses advertising costs as incurred.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $214,754 and a net capital requirement of $25,948, which represents the greater of 6-2/3% of the Company's aggregate indebtedness or $5,000. The Company's net capital ratio was 1.81 to 1. The net capital rules may effectively restrict the payment of dividends.

3. Related Party Matters

The Company utilizes the facilities, services, and personnel of its affiliates in the course of serving as a broker/dealer. Charges for such usage during 2001 and 2000 were $2,235,352 and $2,024,295, respectively.

4. Federal Income Taxes

The Company files a consolidated tax return with IL Group. The method of allocation among the companies is subject to written agreement and approval by the Boards of Directors. Under the terms of this agreement, the Company computes Federal income tax expense as if it were filing a separate tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group.

Amounts due from IL Group and affiliates for federal income taxes at December 31, 2001 and 2000 were $114,129 and $245,733, respectively.

The effective tax rate was lower than the statutory tax rate of 35% since only a portion of the Company's current year tax losses could be utilized by the consolidated group.

As of December 31, 2001, the Company has net operating loss carryforwards of approximately $2,664,600, which begin to expire in 2011. For financial reporting purposes, a valuation allowance has been established to offset the deferred tax asset related to these carryforwards.

Supplemental Information

IL Securities, Inc.

Computation of Net Capital – Part II

December 31, 2001

1. Total ownership equity from Statement of Financial Condition			$352,471
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			352,471
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			352,471
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
• Accrued interest receivable	$ –		
• Accounts receivable	124,387		
• Deferred sales costs	–		
• Other assets	2,929	$127,316	
1. Additional charges for customers' and non-customers' security		–	
2. Additional charges for customers' and non-customers' commodity accounts		–	
B. Aged fail-to-deliver:		–	
1. Number of items	–		
C. Aged short security differences – less reserve of	–	–	
1. Number of items	–		
D. Secured demand note deficiency		–	
E. Commodity futures contracts and spot commodities – proprietary capital charges		–	
F. Other deductions and/or charges		–	
G. Deductions for options accounts		–	
H. Total deductions and/or charges			(127,316)

0202-0274734

IL Securities, Inc.

Computation of Net Capital – Part II (continued)

December 31, 2001

Computation of Net Capital (continued)

7. Other additions and/or allowable credits: Deferred tax on unrealized appreciation of investments		$ –
8. Net capital before haircuts on securities positions		225,155
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:		
A. Contractual securities commitments	$ –	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit and commercial paper	10,401	
2. U. S. and Canadian government obligations	–	
3. State and municipal government obligations	–	
4. Corporate obligations		
5. Stocks and warrants	–	
6 Options	–	
7. Arbitrage	–	
8. Other securities	–	
D. Undue Concentration	–	
E. Other	–	(10,401)
10. Net Capital		$214,754

0202-0274734

IL Securities, Inc.

Computation of Net Capital – Part II (continued)

December 31, 2001

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 25,948
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		25,948
14. Excess net capital (line 10 less 13)		188,806
15. Excess net capital at 1000% (line 10 less 10% of line 19)		175,832

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		$389,219
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	–
C. Other unrecorded amounts	–	–
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		
19. Total aggregate indebtedness		389,219
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		181%
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals		181%

IL Securities, Inc.

Computation of Net Capital – Part II (continued)

December 31, 2001

Computation of Basic Net Capital Requirement	**N/A**
Part B	
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$
24. Net capital requirement (greater of line 22 or 23)	$
25. Excess net capital (line 10 less 24)	$
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line ÷ by line 17 page 8)	%
27. Percentage of Net Capital *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$
Other Ratios	**N/A**
Part C	
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

IL Securities, Inc.

Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part II

December 31, 2001

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
    A. (k)(1) – Limited business (mutual funds and/or variable annuities only) X
    B. (k)(2)(A) – "Special Account for the Exclusive Benefit of customers" maintained ________
    C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm________________. ________
    D. (k)(3) – Exempted by order of the Commission ________

Information Relating to the Possession or Control Requirements Under Rule 15c3

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	–
Number of items	–
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	–
Number of items	–

IL Securities, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
IL Securities, Inc.

In planning and performing our audit of the financial statements of IL Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by rule 17a-13; and (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 31, 2002